SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 8

METROMEDIA INTERNATIONAL GROUP, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
591689104

(CUSIP Number)
FURSA ALTERNATIVE STRATEGIES LLC
444 Merrick Road, 1st Floor
Lynbrook, NY 11563
646-205-6200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 21, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	591689104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Fursa Alternative Strategies LLC I.R.S. No.: 13-4050836

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO

Introduction:
Fursa Alternative Strategies LLC (the “Reporting Person”) is filing this Amendment No. 8 to Schedule 13D relating to Metromedia International Group, Inc. (the “Issuer”) to disclose that it is no longer the beneficial owner of any shares of Common Stock of the Issuer.
ITEM 4. PURPOSE OF TRANSACTION
As previously disclosed, the Reporting Person sold all shares of Common Stock of which it was beneficial owner at a price of $1.80 per share in the tender offer by CaucusCom Ventures L.P., through its wholly owned subsidiary CaucusCom Mergerco Corp.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) Upon tendering all shares of Common Stock of which it was a beneficial owner to CaucusCom Mergerco Corp., the Reporting Person no longer holds any shares of Common Stock of the Issuer.
(c) The Reporting Person tendered all shares of Common Stock of which it was a beneficial owner to CaucusCom Mergerco Corp. for $1.80 per share on August 21, 2007.
(e) On August 21, 2007, the date on which the Reporting Person tendered all of its shares of Common Stock of which it was a beneficial owner to CaucusCom Mergerco Corp., the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

     SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 7, 2007
Fursa Alternative Strategies LLC,
a Delaware Limited Liability Company

By:	/s/ William F. Harley
Name:	William F. Harley, III
Title:	Chief Investment Officer

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